December 4, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ocwen Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013 Form 10-Q for the Period Ended September 30, 2013 Filed November 4, 2013 Response dated October 10, 2013
File No. 001-13219

Dear Mr. Rodriguez:

This letter is submitted as the response of Ocwen Financial Corporation (the “Company” or “Ocwen”) to the comments contained in a letter from you dated November 19, 2013 (the “Comment Letter”), regarding the Company’s Form 10-Q for the period ended September 30, 2013. Any capitalized terms not defined in this letter have the meanings given to them in the respective filing.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your comments from the Comment Letter and followed it with our response.

Form 10-Q filed for the Period Ended September 30, 2013

Notes to Unaudited Consolidated Financial Statements

Note 2 Securitizations and Variable Interest Entities, page 13

Transfer of Forward Loans

1.	Please address the reasons for recording interest income on loans held for sale within Other income (expense).

Ocwen Financial Corporation

2002 Summit Boulevard, 6th Floor, Atlanta, GA 30319

Response

The Company’s lending business is focused on originating and purchasing Agency-conforming residential forward and reverse mortgage loans primarily through our direct lending and correspondent channels.  Loans are typically sold within 25 days after origination or purchase into a liquid market on a servicing retained basis. The lending business provides the Company with a low cost means of acquiring MSRs with good return profiles.

Article 5 of Regulation S-X does not specifically address the presentation of interest income on loans but does indicate that interest on securities should be included in non-operating income. The Company believes this guidance is analogous to its loans held for sale in that the interest income earned on the loans is ancillary to its business activities and presentation in Other income (expense) in the statement of operations is appropriate. Interest income recorded on loans held for sale, at fair value was $2.7 million and $11.5 million for the three and nine month periods ended September 30, 2013, respectively. This income represents 0.5% and 0.8% of the Company’s total revenue for each of the respective periods presented. On page F-45 of its Form 10-K for the year ended December 31, 2012 under Note 20 – Interest Income, the Company provided a tabular presentation of the components of interest income for each category of interest-earning assets, including loans held for sale. The Company will continue to provide this information in its Form 10-K filings and will also provide a similar table in future Form 10-Q filings if deemed to be appropriate based on materiality and other relevant considerations.

Note 8 Match Funded Advances, page 26

2.	Given the ongoing sales to HLSS which will continue to impact match funded advances, please revise, in future filings, to provide a rollforward of activity which includes the beginning balance, advances made, sales, repayments, ending balances and any other pertinent information. Please provide us with this information for the periods presented in the September 30, 2013 Form 10-Q.

Response

In its future Form 10-Q filings the Company will provide a rollforward of activity for match funded advances in the notes to its financial statements for the period from the end of the preceding year to the date of the most recent interim balance sheet provided, similar to the following tabular presentation for the nine months ended September 30, 2013 (in thousands):

Balance at December 31, 2012	$3,049,244
Pledge of acquired advances to advance funding facilities(1)	1,448,371
Sales of advances to HLSS	(3,489,907)
Collections, net of new advances	(473,983)
Balance at September 30, 2013	$533,725

(1)	Represents advances acquired in connection with business and asset acquisitions that were pledged to advance funding facilities at the date of acquisition.

In its future Form 10-K filings the Company will provide a rollforward of activity for match funded advances in the notes to its financial statements for each year for which a balance sheet is provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results and Financial Condition – Servicing

3.	We note your response to prior comment six in our letter dated September 26, 2013. Please address how the amounts remitted to HLSS are allocated between both the financing liability and interest expense.

Response

The Company recognizes the difference between the net servicing fees remitted to HLSS and the reduction in the financing liability as interest expense. On page 32 of its Form 10-Q for the nine months ended September 30, 2013 under Note 15 – Other Borrowings, the Company disclosed that the financing liability has no contractual maturity but is amortized over the estimated life of the transferred Rights to MSRs using the interest method with the servicing income that is remitted to HLSS representing payments of principal and interest. For purposes of applying the interest method, the balance of the liability is reduced each month based on the change in the present value of the estimated future cash flows underlying the related MSRs.

In future filings, the Company will expand its disclosures with respect to how the amounts remitted to HLSS are allocated between the financing liability and interest expense. Also in future filings, the Company will supplement its existing disclosures related to interest expense on the financing liability to include a tabular presentation of the amounts allocated between the financing liability and interest expense for each period for which a statement of operations is provided, similar to the following for the three and nine months ended September 30, 2013 and 2012 (in thousands):

	Three Months		Nine Months
	2013	2012	2013	2012
Servicing fees collected on behalf of HLSS	$200,838	$27,689	$431,795	$57,190
Less: Subservicing fee retained by Ocwen	102,040	10,633	214,587	23,082
Net servicing fees remitted to HLSS	98,798	17,056	217,208	34,108
Less: Reduction in financing liability	24,594	3,039	48,582	6,555
Interest expense on financing liability	$74,204	$14,017	$168,626	$27,553

Acknowledgement

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any questions or comments, please call me at (561) 682-7535 at your earliest convenience.

Respectfully,

/s/ John V. Britti
John V. Britti
Executive Vice President and Chief Financial Officer

cc:	William C. Erbey, Executive Chairman
Ronald M. Faris, President and Chief Executive Officer
Timothy M. Hayes, Executive Vice President and General Counsel